Exhibit 99.1

Puyi Announces to Repurchase 4.46% Stake from Fanhua

GUANGZHOU, China, December 22, 2023 (GLOBE NEWSWIRE) -- Puyi Inc. (NASDAQ: PUYI) (“Puyi”), a leading third-party wealth management services provider in China, today announced that it entered into a share repurchase agreement with Fanhua Inc. (“Fanhua”), pursuant to which Puyi intends to repurchase 4,033,600 ordinary shares of Puyi beneficially owned by Fanhua, representing 4.46% of Puyi’s share capital (“Share Repurchase”). Concurrently, Puyi entered into a share transfer agreement with Fanhua, pursuant to which Fanhua, through its wholly-owned subsidiary in China, will acquire 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of Puyi, for a consideration consisting of the share repurchase price and a cash consideration of approximately RMB10.5 million (“Share Transfer,” collectively with the Share Repurchase, the “Transaction”). The Transaction is expected to be closed before December 31, 2023.

About Puyi Fund

Puyi Fund is a leading independent fund product distributor in China and holds a license for the distribution of fund products issued by the China Securities Regulatory Commission. It was established in 2010 as a joint venture between Puyi’s affiliate and Fanhua’s affiliate. Fanhua initially beneficially owned 19.5% equity interests in Puyi Fund, which was later diluted to 15.4%. In 2018, as part of Puyi’s corporate restructuring prior to its initial public offering, Fanhua exchanged its 15.4% equity interests in Fanhua Puyi for 4,033,600 ordinary shares of Puyi.

About Puyi Inc.

Established in 2010 and listed on Nasdaq in 2019, Puyi Inc.(“Puyi”) is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, connecting with over 100 fund companies nationwide, which supports end-to-end fund transactions for over 1,500 fund products offered by, as well as proprietary fund portfolio investment. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including trust, tax, legal advisory services, as well as overseas asset allocation and education.

About Fanhua

Established in 1998, Fanhua is a leading comprehensive financial services provider in China, driven by digital technology and professional capabilities, with focus on delivering family asset allocation services throughout the entire lifecycle for individual clients, while also providing a one-stop support platform for individual agents and sales organizations.

Fanhua’s offline sales service network spans across 31 provinces in China, comprising 695 sales service outlets, over 100,000 agents, and more than 2,000 claims adjustors. Through proprietary technological tools such as “Lan Zhanggui”, “Fanhua Policy Custody System”, and “RONS DOP”, Fanhua is dedicated to supporting agents in providing convenient services to clients through technological means.

With an integrated online and offline approach, Fanhua has served over 12 million individual clients. For the first nine months of 2023, Fanhua faciliated RMB12.4 billion gross written premiums, with net revenues reaching RMB2.6 billion, net income attributable to shareholders of RMB307.7 million and total assets of RMB4.0 billion.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Puyi uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Puyi’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Puyi’s goals and strategies; Puyi’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Puyi serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Puyi with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Puyi’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Puyi undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Puyi Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Source: Puyi Inc.